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                             June 2, 2021

       Alex Yamashita
       Chief Executive Officer
       Blue Safari Group Acquisition Corp
       Cheung Kong Center,
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Blue Safari Group
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 27, 2021
                                                            File No, 333-255844

       Dear Mr. Yamashita:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Exhibits

   1. You disclose throughout your prospectus that your amended and restated memorandum and articles of
association will provide that you renounce your interest in any corporate opportunity offered to
any officer or director unless such opportunity is expressly offered to such person solely
in his or her capacity as a director or officer of your company and such opportunity is one
you are legally and contractually permitted to undertake and would otherwise be
reasonable for you to pursue. However, this provision does
                                                        not appear to be
included in your second amended and restated articles of association filed
 Alex Yamashita
Blue Safari Group Acquisition Corp
June 2, 2021
Page 2
      as Exhibit 3.2. Please revise to address this inconsistency or advise.
2.    We note that Section 7.3 of your form of rights agreement filed as
Exhibit 4.4 provides
      that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the
      United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern
      District of New York, please disclose such provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange
      Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in your rights agreement states this clearly.
        You may contact Jenifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameAlex Yamashita
                                                             Division of
Corporation Finance
Comapany NameBlue Safari Group Acquisition Corp
                                                             Office of Energy &
Transportation
June 2, 2021 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName